SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13G
                                (RULE 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(b)



                             GLOBAL CROSSING LTD.
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                               (NAME OF ISSUER)


                                 COMMON STOCK
     --------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                  G3291A-10 0
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                                (CUSIP NUMBER)


                               DECEMBER 31, 1998
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_| Rule 13d-1(b)

      |_|  Rule 13d-1(c)

      |X| Rule 13d-1(d)




CUSIP NO.   G3291A-10 0               SCHEDULE 13G

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Gary Winnick
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
         Group membership is acknowledged for purposes of          (b) |X|
         making a group filing pursuant to Rule 13d-1(k)(1) only
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                             5      SOLE VOTING POWER
    NUMBER OF                          51,177,471
     SHARES                  -----------------------------------------------
  BENEFICIALLY               6      SHARED VOTING POWER
    OWNED BY                           90,000
      EACH                   -----------------------------------------------
    REPORTING                7      SOLE DISPOSITIVE POWER
     PERSON                            51,177,471
      WITH                   -----------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                       90,000
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        51,267,471
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                   |_|

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         24.4%
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12    TYPE OF REPORTING PERSON*

         IN
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CUSIP NO.   G3291A-10 0               SCHEDULE 13G

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Pacific Capital Group, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
         Group membership is acknowledged for purposes of            (b) |X|
         making a group filing pursuant to Rule 13d-1(k)(1) only
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
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                             5      SOLE VOTING POWER
    NUMBER OF                          50,877,471
     SHARES                  -----------------------------------------------
  BENEFICIALLY               6      SHARED VOTING POWER
    OWNED BY                            0
      EACH                   -----------------------------------------------
    REPORTING                7      SOLE DISPOSITIVE POWER
     PERSON                             50,877,471
      WITH                   -----------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                        0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,877,471
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                   |_|

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          24.3%
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12    TYPE OF REPORTING PERSON*

           CO
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CUSIP NO.   G3291A-10 0               SCHEDULE 13G

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           GKW Unified Holdings, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
         Group membership is acknowledged for purposes of            (b) |X|
         making a group filing pursuant to Rule 13d-1(k)(1) only
----------------------------------------------------------------------------
3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             5      SOLE VOTING POWER
    NUMBER OF                          39,855,766
     SHARES                  -----------------------------------------------
  BENEFICIALLY               6      SHARED VOTING POWER
    OWNED BY                           -0-
      EACH                   -----------------------------------------------
    REPORTING                7      SOLE DISPOSITIVE POWER
     PERSON                            39,855,766
      WITH                   -----------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                        -0-
----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          39,855,766
----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                             |_|

----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19.3%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

          OO
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   Pursuant to Rule 13d-1 of Regulation 13D-G promulgated under the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Gary Winnick, Pacific Capital Group, Inc., a California corporation ("PCG"), and GKW Unified Holdings, LLC, a Delaware limited liability company ("GKW"). The foregoing Gary Winnick, PCG and GKW are sometimes hereinafter referred to as the "Reporting Persons."

ITEM 1(a).  NAME OF ISSUER.

Global Crossing Ltd.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

Wessex House
45 Reid Street
Hamilton, Bermuda

ITEM 2(a).  NAME OF PERSON FILING.

Gary Winnick
Pacific Capital Group, Inc.
GKW Unified Holdings, LLC

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

The address of principal business or office of each of the Reporting
Persons is:

Pacific Capital Group, Inc.
150 El Camino Drive, Suite 204
Beverly Hills, California 90212

ITEM 2(c).  CITIZENSHIP.

Gary Winnick is a United States citizen. PCG is a California corporation. GKW is a Delaware limited liability company.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

G3291A-10 0.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.  OWNERSHIP.

(a) Gary Winnick beneficially owns 51,267,471 shares of Common Stock as follows: 38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW (GKW was formed for the benefit of Gary Winnick and members of his family and is managed by PCG); 7,996,703 shares of Common Stock held by PCG and 3,025,002 shares of Common Stock issuable upon exercise of warrants held by PCG (Gary Winnick owns 100% of the issued and outstanding voting stock of PCG and is Chairman and Chief Executive Officer); 90,000 shares of Common Stock held by the Gary & Karen Winnick Foundation (Gary Winnick is Chief Financial Officer and has shared voting and shared dispositive power over such shares of Common Stock); and 300,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 1998.

      PCG beneficially owns 50,877,471 shares of Common Stock as follows:
      38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW (PCG is the managing member of GKW); and 7,996,703 shares of Common Stock held directly by PCG and 3,025,002 shares of Common Stock issuable upon exercise of warrants held directly by PCG.

      GKW beneficially owns 39,855,766 shares of Common Stock as follows:
      38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW.

(b) The 51,267,471 shares of Common Stock beneficially owned by Gary Winnick represent 24.4% of the outstanding shares of the Common Stock. The 50,877,471 shares of Common Stock beneficially owned by PCG represent 24.3% of the outstanding shares of the Common Stock. The 39,855,766 shares of Common Stock beneficially owned by GKW represent 19.3% of the outstanding shares of the Common Stock.

      Percentage ownership of the Common Stock is based on the number of outstanding shares of Common Stock as of December 31, 1998.

(c) Gary Winnick has (i) sole voting power with respect to 38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW; 7,996,703 shares of Common Stock held by PCG and 3,025,002 shares of Common Stock issuable upon exercise of warrants held by PCG; and 300,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 1998; (ii) shared voting power with respect to 90,000 shares of Common Stock held by the Gary & Karen Winnick Foundation, of which Gary Winnick is Chief Financial Officer; (iii) sole dispositive power with respect to 38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW; 7,996,703 shares of Common Stock held by PCG and 3,025,002 shares of Common Stock issuable upon exercise of warrants held by PCG; and 300,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 1998; and
      (iv) shared dispositive power with respect to 90,000 shares of Common Stock held by the Gary & Karen Winnick Foundation.

      PCG has (i) sole voting power with respect to 38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW; and 7,996,703 shares of Common Stock held by PCG and 3,025,002 shares of Common Stock issuable upon exercise of warrants held by PCG; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW; and 7,996,703 shares of Common Stock held by PCG and 3,025,002 shares of Common Stock issuable upon exercise of warrants held by PCG; and (iv) no shared dispositive power with respect to any shares of Common Stock.

      GKW has (i) sole voting power with respect to 38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 38,597,872 shares of Common Stock held by GKW and 1,257,894 shares of Common Stock issuable upon exercise of warrants held by GKW; and (iv) no shared dispositive power with respect to any shares of Common Stock.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Attached hereto as Exhibit 1 is a copy of a joint filing agreement among the persons filing this Schedule 13G pursuant to Rule 13d-1(d) which includes the identity of each member of the group.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATIONS.

Not applicable.




                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1999

                                    By: /s/ Gary Winnick
                                       ----------------------------
                                       Gary Winnick






                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1999                   PACIFIC CAPITAL GROUP, INC.


                                    By: /s/ Gary Winnick
                                       ----------------------------
                                       Gary Winnick
                                       Chairman and Chief Executive
                                         Officer






                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1999                    GKW UNIFIED HOLDINGS, LLC

                                     By:  Pacific Capital Group, Inc.,
                                          Its Managing Member


                                     By: /s/ Gary Winnick
                                        -------------------------------
                                        Gary Winnick
                                        Chairman and Chief Executive
                                          Officer




                              EXHIBIT INDEX

      Exhibit
      Number                       Title                       Page
      -------                      -----                       ----
         1          Joint Filing Agreement among the            13
                    Reporting Persons pursuant to
                    Rule 13d-1(k)(1).